Exhibit 21.1

Name of Subsidiary Jurisdiction

Planet Labs Canada ULC Canada

Planet Labs Federal, Inc. Delaware

Planet Labs Geomatics Corp. Canada

Planet Labs Germany GmbH Germany

Planet Labs Japan KK Japan

Planet Labs Netherlands BV The Netherlands

Planet Labs Singapore Pte. Ltd. Singapore

Planet Labs UK 2 Ltd. United Kingdom

PL Foreign Holdco, Inc. Delaware

Sinergise Solutions GmbH Austria

Sinergise Solutions d.o.o Slovenia

Terra Bella Technologies Inc. Delaware

VanderSat B.V. The Netherlands